UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Continental Materials Corporation

(Name of Issuer)

Common Stock Par Value $0.25

(Title of Class of Securities)

211615307

(CUSIP Number)

Kevin J. O’Keefe

200 South Wacker Drive, Suite 4000

Chicago, IL  60606

(312) 541-7224

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 211615307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GFAM CMC Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 110,858

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 110,858

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,858

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.78%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer
(a) Security: Common Stock, $.25 par value. (b) Issuer: CONTINENTAL MATERIALS CORPORATION 200 South Wacker Drive, Suite 4000 Chicago, IL 60606

Item 2.	Identity and Background
This statement is filed by GFAM CMC Partnership, an Illinois General Partnership.

Item 3.	Source and Amount of Funds or Other Consideration
The aggregate purchase price of the shares of Common Stock owned by GFAM CMC Partnership is $1,339,662. The shares of Common Stock owned by GFAM CMC Partnership were acquired with partnership funds.

Item 4.	Purpose of Transaction
The shares of the Issuer at current market prices present an attractive investment opportunity for capital appreciation.

Item 5.	Interest in Securities of the Issuer
The aggregate percentage of shares of Common Stock reported owned by GFAM CMC Partnership is based upon 1,634,278 shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements or understandings between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
1. Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2012
Date
/s/ Kevin O’Keefe
Signature
Kevin O’Keefe, Attorney-in-Fact
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).